United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934.

                                            Commission File No. 0-28733

Beverly Hills Weight Loss and Wellness, Inc.
(Exact name of registrant as specified in its charter)

120 International Parkway, Suite 120
Heathrow, FL 32746
(407) 328-4426
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Common Stock, $0.0001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an [x] in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ x]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ x]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 220

Pursuant to the requirements of the Securities Exchange Act of 1934, Beverly Hills Weight Loss and Wellness, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 7, 2005	Beverly Hills Weight Loss and Wellness, Inc.

	By:	/s/ Byron Rambo

Its:		Secretary and Chief Financial Officer